FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5
 to
ANNUAL REPORT
of

PROVINCE OF MANITOBA CANADA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2004

SECURITIES REGISTERED*

(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PAMELA WALLIN
BRIAN SCHUMACHER
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10022

Copies to:

ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	EWALD BOSCHMANN Deputy Minister of Finance Province of Manitoba Department of Finance Winnipeg, Manitoba Canada

*	The Registrant filed this annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-1.1
EX-4.1
EX-4.2
EX-5.1
EX-99.1
EX-99.2

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2004 as set forth in the pages attached hereto:

Exhibit 1.1	Underwriting Agreement, dated April 5, 2005, relating to the Province’s 4.45% Global Debentures Series FD due April 12, 2010 (the “Debentures”);

Exhibit 4.1	Fiscal Agency Agreement, dated as of April 12, 2005, relating to the Debentures;

Exhibit 4.2	Form of Debenture;

Exhibit 5.1	Opinion of the Crown Counsel of the Department of Justice of the Province (including Order-in-Council attached as annex thereto);

Exhibit 99.1	List of Names and Addresses of Underwriters; and

Exhibit 99.2	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on May 6, 2005.

Province of Manitoba
By:	/s/ Gary Gibson
Gary Gibson

EXHIBIT INDEX

Exhibit
Number	Description
1.1	Underwriting Agreement, dated April 5, 2005, relating to the Province’s 4.45% Global Debentures Series FD due April 12, 2010 (the “Debentures”)

4.1	Fiscal Agency Agreement, dated as of April 12, 2005, relating to the Debentures

4.2	Form of Debenture

5.1	Opinion of the Crown Counsel of the Department of Justice of the Province (including Order-in-Council attached as annex thereto)

99.1	List of Names and Addresses of Underwriters

99.2	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures